EXHIBIT 2

                    [Cornell Corrections, Inc. Letterhead]


FOR IMMEDIATE RELEASE

                          CORNELL CORRECTIONS, INC.
                        ADOPTS SHAREHOLDER RIGHTS PLAN


Houston, Texas--May 1, 1998--Cornell Corrections, Inc. (AMEX: CRN) today announced that its Board of Directors has adopted a shareholder rights plan.

The newly adopted shareholder rights plan is designed to protect shareholders against efforts to acquire the Company for less than its full value. The plan does not prevent a takeover, nor has it been adopted in response to any specific effort to acquire control of the Company.

"This plan is an important tool to enable shareholders to realize the long-term value of their investments and to enable the Board of Directors to serve the interest of all shareholders," said David M. Cornell, Chairman of the Board, President and Chief Executive Officer.

Under the plan, each shareholder of record at the close of business on May 11, 1998 will receive one Preferred Share Purchase Right ("Right") for each share of common stock held. Initially, the rights will accompany the common stock of the Company, and will not trade separately. The Rights expire on May 1, 2008.
Each Right initially entitles the shareholder to purchase one one-thousandth of a Series A Junior Participating Preferred Share for $120.00. Each Preferred Share has terms designed to make it economically equivalent to one thousand common shares. The Rights will become exercisable only in the event a person or group acquires 15% or more of the Company's common stock or commences a tender or exchange offer which, if consummated, would result in that person or group owning 15% or more of the Company's common stock.

If a person or group acquires a 15% or more position in the Company, each Right (except those held by the acquiring party) will then entitle its holder to purchase, at the exercise price, common stock of the Company having a value of twice the exercise price. The effect will be to entitle the holder to buy the common stock at 50% of the market price.

Also, if, following an acquisition of 15% or more of the Company's common stock, the Company is acquired by that person or group in a merger or other business combination transaction, each Right would then entitle its holder to purchase common stock of the acquiring company having a value of twice the exercise. The effect will be to entitle the Cornell Corrections, Inc. shareholder to buy stock in the acquiring company at 50% of the market price.
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The Company may redeem the Rights at $0.01 per Right at any time prior to the acquisition of 15% or more of its common stock by a person or group.

Details of the Shareholder Rights Plan are outlined in a letter that will be mailed to all shareholders.

Cornell Corrections, a Houston, Texas based firm, is one of the leading providers of privatized correctional, detention and pre-release services in the United States. The company provides integrated facility development, design, construction and operational services to governmental agencies within three areas of operational focus: (i) secure institutional correctional and detention facilities, (ii) junvenile correctional and detention services, and (iii) pre-release correctional services.

THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON CURRENT PLANS AND EXPECTATIONS OF CORNELL CORRECTIONS, INC. AND INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL FUTURE ACTIVITIES AND RESULTS OF OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER INCLUDE, AMONG OTHERS, RISKS ASSOCIATED WITH ACQUISITION, FLUCTUATIONS IN OPERATING RESULTS BECAUSE OF OCCUPANCY, COMPETITION, AND RISKS OF OPERATIONS AND INTEGRATION OF ANY NEWLY ACQUIRED BUSINESSES.